Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Provides Update on its Annual General and Special Meeting of Shareholders
Vancouver, B.C. - April 23, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) will hold its Annual General and Special Meeting of Shareholders (the "Meeting") on Wednesday, May 6, 2020 at 3:00 pm (PT), as provided in Pan American’s 2020 management information circular (the “Circular”).
However, due to the ongoing COVID-19 pandemic and recent Provincial and Federal guidance regarding public gatherings, shareholders and proxyholders should not attend the Meeting in person so that we can mitigate potential risks to the health and safety of our shareholders, employees, and the community. There will be strict limitations on the number of persons permitted entry to the physical meeting location and guests will not be permitted entry. Rather, we urge all shareholders to vote by proxy in advance of the Meeting date.
Comprehensive information with respect to how registered and beneficial shareholders may vote in advance of the Meeting is set out in the Circular and other proxy materials, which have been made available and are posted on our website at: www.panamericansilver.com/investors/reports-and-filings. Please note, the Circular and other materials previously distributed to shareholders will not be updated to reflect COVID-19 restrictions.
The deadline for shareholders to return their completed proxies or otherwise exercise their vote is 3:00 p.m. (PT) on Monday, May 4, 2020.
The Meeting may be accessed via live conference call and audio webcast as follows:

Date:	Wednesday, May 6, 2020
Time:	6:00 pm ET (3:00 pm PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Participants should dial-in approximately 5 to 10 minutes prior to the scheduled start time. If there is any change in the Meeting location, date or time as a result of COVID-19, we will promptly notify shareholders and communicate any changes by way of news release.

About Pan American Silver
Pan American Silver is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American Silver has a 25-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

PAN AMERICAN SILVER CORP. 1

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com